UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4 )*

Kirby Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
497266106 (CUSIP Number)
C. Berdon Lawrence Kirby Corporation 55 Waugh Drive, Suite 1000 Houston, TX 77007 713-435-1400 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 28, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 2,608,665 (1)

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 2,611,548

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 3,466,330 (2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 14.3% (3)

14.	Type of Reporting Person IN

(1) Excludes 2,883 shares held under the Issuer's 401(k) plan, with respect to which Charles Berdon Lawrence does not have voting power.
         (2) Includes 90,000 shares that Charles Berdon Lawrence has the right to acquire under currently exercisable stock options.
(3) Based on a total of 24,254,000 outstanding shares of Common Stock of the Issuer as of November 11, 2003, as disclosed in the Issuer's most recent quarterly report on Form 10-Q.
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Robert B. Egan I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 192,266

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 192,266

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 192,266

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.8%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Eddy J. Rogers, Jr. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 764,782

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 764,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 764,782

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 3.2%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Elizabeth Rolanette Lawrence I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 572,516

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 572,516

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 572,516

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 2.4%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence GST Trust I I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 192,267

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.8%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence GST Trust II I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 192,267

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.8%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence GST Trust III I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 187,982

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.8%

14.	Type of Reporting Person OO
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence GST Trust IV I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 192,266

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.8%

14.	Type of Reporting Person OO
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Item 1. Security and Issuer

         This Statement on Schedule 13D/A amends the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons (defined below) on October 22, 1999, as previously amended on March 10, 2003, April 30, 2003 and September 19, 2003. This Amendment No. 4 on Schedule 13D/A relates to the common stock, par value $0.10 per share (the "Common Stock"), of Kirby Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 55 Waugh Dr., Suite 1000, Houston, Texas 77007.

Item 3. Source and Amount of Funds or Other Consideration:

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

As described in the previously filed Amendment No. 2 on Schedule 13D/A, C. Lawrence has established a stock sales plan in accordance with Rule 10b5-1 under the Securities Exchange act of 1934, as amended. Between October 14, 2003 and November 28, 2003, 376,000 shares of Common Stock were sold under the stock sales plan. C. Lawrence may sell additional shares of Common Stock and establish additional stock sales plans from time to time in the future in connection with this goal of diversifying his investments.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

As of December 8, 2003, the Reporting Persons beneficially owned an aggregate of 3,466,330 shares of Common Stock, constituting approximately 14.3% of the issued and outstanding shares of Common Stock of the Issuer (including the shares issued to, or underlying currently exercisable options held by, the Reporting Persons hereunder). The number and percentage of shares beneficially owned by each Reporting Person are:
         Reporting Person and Shares
         C. Lawrence 3,466,330*
         Egan 192,266
         Rogers 746,782
         E. Lawrence 572,516
         Trust I 192,267
         Trust II 192,267
         Trust III 187,982
         Trust IV 192,266
         * Includes 90,000 shares which C. Lawrence has the right to acquire under currently exercisable stock options.

(b)

C. Lawrence has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 2,608,665 shares held directly by him. C. Lawrence does not have the power to vote or to direct the vote, but does have the power to dispose or direct the disposition, of the 2,883 shares held in his account under the Issuer's 401(k) Plan.

(c)

As described in Item 4, above, C. Lawrence has established a stock sales plan in accordance with Rule 10b5-1. Between October 14, 2003 and November 28, 2003, 376,000 shares of Common Stock were sold pursuant to the stock sales plan at an average price per share of $29.61.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2003
Charles Berdon Lawrence
By:	/s/ Charles Berdon Lawrence Charles Berdon Lawrence
Title:	Chairman of the Board
Charles Berdon Lawrence GST Trust I
By:	/s/ Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr. Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
Charles Berdon Lawrence GST Trust II
By:	/s/ Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr. Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
Charles Berdon Lawrence GST Trust III
By:	/s/ Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr. Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
Charles Berdon Lawrence GST Trust IV
By:	/s/ Robert B. Egan and Eddy J. Rogers, Jr. Robert B. Egan and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
By:	/s/
By:	/s/
By:	/s/

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